OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 1-32203
CUSIP NUMBER Not applicable

(Check one):	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Prospect Medical Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

10780 Santa Monica Boulevard, Suite 400
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90025
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As set forth in the two Current Reports on Form 8-K/A filed by Prospect Medical Holdings, Inc. (the “Company”) on July 8, 2009 and July 1, 2009 and the Current Report on Form 8-K filed on April 14, 2009, during the fiscal quarter ended June 30, 2009, the Company increased its ownership interest in Brotman Medical Center, Inc., a California corporation (“Brotman”), from 33.1% to 71.96%.  Due to such increased ownership, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2009, Brotman’s financial results will be included in the consolidated financial results reported for the Company.  The Company is diligently working to finalize and integrate such Brotman information, but it will be unable to complete the process by the scheduled filing deadline of August 14, 2009.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mike Heather, CFO	(310)	943-4500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Brotman results of operations were not included for the corresponding period of the last fiscal year.  As set forth above, due to the Company’s recent increase in its ownership interest in Brotman, the financial results of Brotman will be included in the consolidated financial results reported for the Company in its Form 10-Q filed for the period ended June 30, 2009.  The Company’s Current Report on Form 8-K/A filed on July 8, 2009 includes (a) audited financial statements for Brotman as of and for the year ended September 30, 2008, (b) unaudited condensed financial statements of Brotman as of March 31, 2009 and for the six month periods ended March 31, 2009 and 2008, and (c) unaudited condensed pro forma consolidated financial statements of the Company that give effect to the acquisition of the increased interest in Brotman (i) as of October 1, 2007, for the unaudited condensed pro forma consolidated statements of operations and (ii) as of March 31, 2009, for the unaudited condensed pro forma consolidated balance sheet   The pro forma financial information is based on the preliminary estimated fair values of the assets and liabilities of Brotman as of April 14, 2009.

Prospect Medical Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2009	By	/s/ Mike Heather
Mike Heather
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).